FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                   22 May 2003


                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


      Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                            EXHIBIT INDEX


Press Release regarding: AGM Statement dated: 22 May 2003


                           Baltimore Technologies plc

  Commencement of Controlled Sale Process, Trading Update and Results of Annual
                                 General Meeting



London, UK - 22 May 2003 - Baltimore Technologies plc (London: BLM) today announced at its Annual General Meeting that it is commencing a controlled sale process to select a strategic partner. The main highlights of the sale process and current trading are:

   - Baltimore to take opportunity to select strategic partner through controlled sale process to best exploit its long term growth potential.

   - JPMorgan appointed to manage controlled sale process, to seek binding offers by 30 June 2003.

   - GBP15.6 million cash balance at 30 April 2003, not including GBP2-3 million due in the next 6 months from earlier divestments.

   - Cash burn rate at the lowest level since end 2000.

   - Loss before interest, tax and amortization for the four months ended 30 April 2003 is broadly in line with management's expectations.

   - Revenues for the second quarter are currently anticipated to be better than in the first quarter.

The loss before interest, tax and amortization (LBITA) for the first four months ended 30 April 2003 was broadly in line with management's expectations, despite revenue in the same period being below expectations. Management anticipates that revenues for the second quarter, ending on 30 June 2003, will be better than in the first quarter. Due to the commencement of the controlled sale process, further detailed financial information is not publicly available.


Comment

Peter Morgan, Chairman, said:

"The Board believes that a controlled and short sale process should best protect the interests of our shareholders, customers and employees. To that end, JPMorgan has been engaged as financial adviser to manage this process and to seek binding offers by 30 June 2003."

Bijan Khezri, Chief Executive Officer, said:

"Why now? We have identified promising growth initiatives such as the broadening of our access to market for network security and the further productisation of our core technologies for digital signature-based transaction security. A strong strategic partnership would facilitate and accelerate achievement of these initiatives."

"Today's cash burn rate is the lowest in both absolute terms as well as in relation to the overall cash balance, since the end of 2000. Continuing strict cost control has ensured that at 30 April 2003 there was a GBP15.6 million cash balance representing a reduction of GBP2.3 million since 31 December 2002. This cash balance does not include GBP2-3 million due in the next 6 months from earlier divestments."

Results of Annual General Meeting

All of the resolutions at the annual general meeting were passed. The votes received in respect of the same were as follows:


                                For          Against          Abstain

Resolution A              5,164,219           20,119           13,944
Resolution B              5,135,186           52,905           10,191
Resolution C              3,995,509          339,956          862,817
Resolution 1.             5,106,518           85,085            6,679
Resolution 2.             5,101,027           90,834            6,421
Resolution 3.             5,088,684           91,434           18,164
Resolution 4.             5,082,008           95,259           21,015
Resolution 5.             5,068,953          103,551           25,778


Footnote

All financial information is based on unaudited management accounts as at 30 April 2003


                          About Baltimore Technologies

Baltimore Technologies' products, services and solutions solve the fundamental security and trust needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks. Baltimore also offers worldwide support for its authorisation management and public key-based authentication systems.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, principally trading on London (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com


For further information:

Smithfield Financial

Andrew Hey  020 7903 0676
Nick Bastin  020 7903 0633

                                       ###


Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements implied by such forward-looking statements.

                                       ###


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  BALTIMORE TECHNOLOGIES PLC


                                 By:___/s/ Simon Enoch ___

                                    Name:  Simon Enoch
                                    Title: Secretary and General Legal Counsel


Date: 22 May 2003